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SEC FILE NUMBER
0-22664

CUSIP NUMBER
703481101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR

	For Period Ended:		December 31, 2005

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Patterson-UTI Energy, Inc.

Full Name of Registrant

Former Name if Applicable
4510 Lamesa Highway

Address of Principal Executive Office (Street and Number)
Snyder, Texas 79549

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

PART III — NARRATIVE (continued)
Patterson-UTI Energy, Inc. (the “Company”) filed today an amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004 which included a restatement of its financial statements for the fiscal years 2002, 2003 and 2004 and Management’s Report on Internal Control over Financial Reporting included in Item 9A for 2004. As previously announced, the Company has restated these financial statements as a result of the embezzlements by Jonathan D. Nelson, its former chief financial officer. The Company is not filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 by the initial filing date of March 16, 2006 because the Company has not been able to conclude all the processes and procedures necessary for it to complete the preparation of its 2005 consolidated financial statements and its assessment as of December 31, 2005 of its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 without unreasonable effort or expense. The Company expects to file its Annual Report on Form 10-K for fiscal 2005 as soon as practicable after the date of this Form 12b-25, and expects to file it by no later than March 31, 2006.
As disclosed in the 2004 Form 10K/A, management concluded that due to the existence of three material weaknesses as described in the 2004 Form 10K/A, the Company did not maintain effective internal control over financial reporting as of December 31, 2004. While management has not yet completed its assessment of internal control over financial reporting as of December 31, 2005, management has concluded, due to the continued existence of certain of the material weaknesses identified in the 2004 Form 10K/A, that the Company did not maintain effective internal control over financial reporting as of December 31, 2005. Also as a result of these continued weaknesses, the Company expects that the report of its independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John E. Vollmer, III	325	574-6300

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒Yes       ☐No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒Yes       ☐No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made
The Company anticipates that its results of operations that will be reported in its Annual Report on Form 10K for fiscal 2005 will be significantly better than the results of operations reported for fiscal 2004 as reflected in the 2004 Form 10K/A. The Company believes that diluted earnings per share will be approximately $2.15 for fiscal 2005 as compared with diluted earnings per share of $.56 for fiscal 2004.

Patterson-UTI Energy, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2006	By	/s/ John E. Vollmer III

John E. Vollmer, III, Senior Vice President —
Corporate Development & Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four confirmed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate the information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of the Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).